The Gabelli Go Anywhere Trust

One Corporate Center

Rye, New York 10580-1422

July 11, 2016

VIA EDGAR

Deborah D. Skeens Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-208675 & 811-23035)

Dear Ms. Skeens:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Go Anywhere Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Tuesday, July 12, 2016, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE GABELLI GO ANYWHERE TRUST

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: President